PORTRAIT COFFEE

Join us in pouring a new narrative in the world of specialty coffee



portrait.coffee Atlanta, GA 🐦 🔗 📘 📷   Food & Beverage   Ecommerce   B2C   Minority Founder

Highlights

1. $2,000,000+ in Revenue since launch

2. ⭐ 4.8 out of 5 stars from 1,000+ reviewers

3. 60% YoY annual growth

4. ☕ Over 50,000 orders fulfilled

5. Nationally Distributed Across the Country

Our Team



Aaron Fender Co-founder & CEO

An advocate of genuine hospitality. Over a decade of specialty coffee expertise.



Marcus Hollinger Co-founder & Head of Marketing

Former CMO at Grammy-Award-winning Reach Records Innovation and Design



Former CMO at Grammy Award-winning Reach Records Innovation and Design Coach



John Onwuchekwa Co-founder & Head of Community

Story Teller & Community Builder. Co-Founding Pastor at Cornerstone Church.

Who We Are

Our mission is to *reimagine the world of coffee.*

Portrait Coffee is an Atlanta based coffee roaster and cafe based in Atlanta, GA. Our name comes from a desire to change the picture that comes to folks' mind when folks think of specialty coffee.

Since launching in 2019, we have made national headlines (**Good Morning America**) , won amazing awards (**Google Black Founders Fund**, **Sprudge Most Notable Roaster**) and sold thousands of pounds of our signature coffees.



Our entire team are residents of Southwest Atlanta who are deeply invested in seeing the Historic West End continue to flourish. We're a diverse team with unique experiences in business operations, marketing, communications, design, and community development. Portrait Coffee's goal is to empower & equip Atlanta natives & residents with genuine career & life opportunities in the world of coffee.

What We've Accomplished

- Recognized by Food & Wine as the Best Coffee Roaster in Georgia

- $2,000,000+ in Revenue since launch in 2020

- Launched several national partnerships with Target.com, Kroger, Trade Coffee, & soon-to-be Whole Food

- Averaged over 60% YoY growth the past 3 years

- Featured on Good Morning America, Food Network, Eater, & CBS News

- 50,000 orders fulfilled & 4.8 out of 5 stars average from 1,000+ legitimate reviewers





Where We're Headed

At Portrait, our goal is simple: to build upon our existing strengths and drive innovation and scalability in our practices.

In the realm of coffee, our plans for the allocated funds include:

- Continuing to craft exceptional 5-star coffees.

- Reinvesting in coffee manufacturing equipment and enhancing our training lab.

- Expanding our beverage offerings to include teas, canned beverages, and kombucha.

- Developing systems for impactful direct buying from coffee producers.

Portrait will establish its reputation through a commitment to hospitality, demonstrated by:

- Creating an exceptional and unparalleled cafe program.

- Utilizing our real estate for multi-purpose functions such as event spaces and co-working partnerships.

- Exploring growth opportunities within Southwest Atlanta communities.

We aim to be culture makers by:

- Building unique customer journeys for our subscribers.

- Doubling down on industry-defining digital marketing efforts.

- Nurturing collaborative partnerships with creators.

- Establishing new content verticals and media hubs.

These initiatives will contribute to our mission of continuous growth and establishing Portrait as a leading player in the industry.





Why We're Different

Specialty coffee is defined by an unwavering pursuit of quality improvement, and Portrait Coffee has a remarkable opportunity to captivate untapped consumers by offering exceptional products alongside a curated experience. Our brand goes beyond a mere summary of our achievements; it resides in the compelling invitation to join us in shaping something remarkable. Still skeptical? Rest assured and watch the video at the top of the page.

Why Now?

- *The specialty coffee market is skyrocketing.* According to research by Grand View Research, the global specialty coffee market was valued at $37.3 billion in 2020 and is projected to reach $83.6 billion by 2027. Additionally, specialty coffee consumption has surged from a 15% market share in 2008 to an impressive 41% in 2020 (National Coffee Association).

- *There's still massive room for beverage product innovation.* With the continuously expanding range of product offerings, including various brewing methods, single-serve coffee products, and innovative cold-brew and tea botanical canned beverages, there is immense potential for Portrait to grow and expand its product offerings.

- *There's genuine opportunity to address an underserved community.* Portrait has a massive market opportunity to meet the need of underserved Black consumers. There is a potential untapped market worth $300 billion between the products and services desired by black consumers and what is currently being offered to them (McKinsey, 2021).





How We'll Use the Funds

Portrait aims to secure $300,000 in funding to support strategic investments in key areas of our business. The funds will be allocated as follows:

1. Green Coffee Inventory and Packaging Supplies: We will allocate a portion of the funds to acquire a substantial inventory of high-quality green coffee beans, ensuring a stable and consistent supply. Additionally, we will invest in top-notch packaging supplies that align with our commitment to sustainability and enhance the overall presentation of our products.

2. Improved Roasting Facility and New Roaster: To enhance our roasting capabilities and meet growing demand, a significant portion of the funds will be dedicated to upgrading our roasting facility. This investment will enable us to achieve greater operational efficiency, reduce costs, and ensure consistent and exceptional product quality. Furthermore, we will acquire a state-of-the-art roaster that employs cutting-edge technology, allowing us to achieve even greater precision and control in the roasting process.

3. Shifting Supply Chain Model: A key objective for Portrait is to transition from a reliance on coffee importers and credit-based purchasing to a more equitable and direct partnership with our coffee producing partners. By investing in upfront and sustainable purchasing practices, we will foster stronger relationships with producers, improve product unit economics, and establish a resilient and reliable long-term supply chain.

4. Working Capital: To sustain and grow our operations, a significant portion of the funds will be allocated towards working capital. This will provide us with the necessary financial flexibility to seize opportunities, optimize our business processes, and adapt to market dynamics effectively.

5. Manufacturing Equipment: We recognize the importance of investing in modern and efficient manufacturing equipment. Therefore, a portion of the funds will be utilized to acquire cutting-edge machinery that will enhance our production capabilities, reduce labor costs, and increase overall efficiency.

6. Full-Time Sales Representative: Allocating a portion of the funds towards hiring a dedicated and experienced full-time sales representative will significantly enhance our sales and distribution efforts. This role will allow us to expand our customer base, build stronger partnerships with retailers and distributors, and drive increased revenue.

By reaching our maximum funding target, we will be able to purchase the roaster outright, giving us full control over our production process, and establish year-round direct purchasing relationships with coffee producers.

Overall, these strategic investments will reduce our cash flow burden, lower expenses associated with coffee and packaging, optimize labor utilization through expanded roasting and production infrastructure, and ensure a sustainable and resilient supply chain for the long term.